Item 9.01 Financial Statements and Exhibits.

10.104 Request For Interest Purchase Agreement by and between Surge Global Energy, Inc. and Padgett/Danco 2013-A Joint Venture dated July 26, 2013 (finalized on August 1, 2013).

REQUEST FOR INTEREST

THIS REQUEST FOR INTEREST PURCHASE AGREEMENT is entered into this 26th day of July 2013 by and between Surge Global Energy, whose address is 75-153 Merle Drive Suite B, Palm Desert CA 92211, herein (“Surge”) and Padgett Energy, LLC as operator (“Padgett/Danco 2013-A Joint Venture”), whose address is 5866 Rice land Drive, New burgh, IN 47630, here in collectively and inter changeably (“Padgett”) and both parties here in collectively “the Parties” with the intent to be legally bound agree as follows:

Surge is acquiring a 33% Working Interest (“WI”) in the 85% Net Revenue Interest being offered by Padgett/Danco 2013 - A Joint Venture, the Initial Payment established is $201,300 and shall comprise a 33% WI in 2 pre-existing producing wells, the Drilling and Testing (“D/T”) of 3 new wells, and the Completion and Equipping (“C/E”) cost of one well (wells #3).

1.	Padgett will assign title at closing of the Working Interest subscribed for above on its Robison lease on which the five wells have been, or are going to be drilled, as further described in the attached Exhibit A – Robison Lease, and as located in attached Exhibit B, Location Map of Subject Wells. The title opinion is attached as Exhibit E.

2.	Surge agrees that the location of the first two new wells #3 and #4 shall be fixed by this agreement, however Padgett reserves the right to decide, at its sole discretion, the proposed drilling location of the #5 well, but only in the event analysis from wells #3 and #4 indicate a geologically superior location has been identified. Padgett will share any such analysis with Surge prior to drilling and also agrees to offer Surge a first right of refusal in the event the current 3rd new location (well#5) is then drilled at a later date.

3.	Surge agrees in the event up to two additional completions are required for the new wells drilled, Buyer will be invoiced and Padgett paid $911. 56 for each 1% WI held by Buyer for each completion. Any increase or reduction in Surge’s WI shall be adjusted on a prior at a basis at a price of $911.56 per 1% WI for each completion ($29,169.92 for 32% WI). The cost to Surge for the initial phase is calculated at $6,100.00 per 1% of each of 2 existing wells, the drilling of 3 new wells, and the completion costs of one new well (well #3). Surge shall have the right not to pay the completion costs if it deems, at its sole discretion, that either or both of wells #4 and/or #5 will not be commercial, and in that event, its non-consent election shall be governed by the terms of the Operating Agreement.

4.	Padgett agrees all five wells are being offered on a turn key basis and should the lease hold cost and the cost to Drill, Test and/or to Complete and Equip the wells exceed the agreed prices that any such excess cost shall be born solely by Padgett.

5.	Padgett agrees that on receipt of the Initial Payment that Padgett will immediately revise the division order to include Surge for the next scheduled monthly Working Interest payment paid subsequent to the date above without requiring prorate adjustment.

6.	Padgett and Surge agree the wells will be operated by Padgett subject to Padgett’s model form Operating Agreement. See attached Exhibit C. Padgett’s monthly operating fee shall be $150 for each well that is producing from the date of completion of the well in addition to the normal expenses incurred. See Exhibit D –Estimated Project Operating Expenses.

7.	Surge acknowledges Padgett is being carried for 25% Working Interest free of drilling or completion expense, the total cost associated with that carried interest is included in the purchase price and completion costs set forth in Paragraphs 1 and 3.

8.	In the event of any disputes requiring litigation the Parties agree the venue shall lie in the Muhlenberg Circuit Court or the United States District Court for the Western District of Kentucky

9.	The Parties agree this Request For Interest is being offered subject to first money in, and should Padgett have received funds prior to those tendered with this Agreement, said funds shall immediately be returned in full.

10.	Surge learned of this opportunity thru Blair Merriam and has agreed to compensate him outside the terms of this Agreement but simultaneously with execution of this Agreement and agrees to hold Padgett harmless in the event of any dispute between Merriam and Surge.

11.	Padgett will cause the assignment to Surge to be recorded and sent to Regal so that a new Division Order may be issued and Surge will be paid directly by crude buyer. The Parties acknowledge the oil production is being sold to Regal, a Sunoco Refining subsidiary located in Tennessee and the price is based on West Texas Intermediate minus $2.50bbl. transportation. Padgett will use its best efforts to reduce this charge or tie the wells to a pipeline once all five wells are producing.

12.	Surge will execute a wire transfer of the funds subject to this Agreement for further distribution by Padgett’s attorney, Harry L Mathison, Jr. at the law firm of King, Deep & Branaman – 127 N Main Street–P O BOX43 – Henderson, Kentucky 42419-0043 who will prepare the assignments and distribute the funds according to the closing instructions, page 3 of this agreement.

13.	Agreed as of the date first entered above or the date of distribution of payment which shall be August 1, 2013, whichever is later:

Charles Neeley, CEO, “Padgett” Padgett Energy, LLC – Operator Padgett/Danco 2013-A Joint Venture 5866 Riceland Drive Newburgh, IN 47630 neeley@padgettenergy.com	Clark Morton, CEO Surge Global Energy, Inc. 75-153 Merle Drive, Suite B Palm Desert, CA 92211 cm@surgeglobalenergy.com

/s/ Charles Neeley	/s/ Clark Morton
Charles Neeley, CEO	Clark Morton, CEO

Glenn M Sitter, CEO Sitter Drilling, LLC 1426 Hidden Timber Drive Pittsburgh, PA 15220 glennsitter@sitterdrilling.com	E. Jamie Schloss, CFO Surge Global Energy, Inc. 75-153 Merle Drive, Suite B Palm Desert,CA 92211 ejschloss@surgeglobalenergy.com

/s/ Glenn M.Sitterl	/s/ E. Jamie Schloss
Glenn M.Sitter	E. Jamie Schloss, CFO